UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 21 June 2019

Orange outlook in the Middle East and Africa

At an event held today in London for analysts, investors and journalists, Orange presented the Group's outlook for the Middle East and Africa. This presentation included a discussion of the drivers of growth and digital transformation across this dynamic and rapidly developing continent.

The presentation is available on Orange's website at:
https://www.orange.com/fr/Investisseurs/Resultats-et-presentations/Folder/Journees-investisseurs-et-conferences

About Orange

Orange is one of the world's leading telecommunications operators with sales of 41 billion euros in 2018 and 149,000 employees worldwide at 31 March 2019, including 90,000 employees in France. The Group has a total customer base of 264 million customers worldwide at 31 March 2018, including 204 million mobile customers and 20 million fixed broadband customers. The Group is present in 27 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan Essentials2020 which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

ORANGE

Date: June 21, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations